March 23, 2022

Liz Packebusch

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Mail Stop 3561

Washington, D.C.  20549

Re: Verde Bio Holdings, Inc.

Registration Statement of Form S-1

Filed January 21, 2022

Amendment No. 1 to Registration Statement on Form S-1

Filed January 24, 2022

File No. 333-262273

Dear Ms. Packebusch:

We are in receipt of your comment letter dated February 17, 2022, regarding the Registration Statement (“Registration Statement”) on Form S-1 filed by Verde Bio Holdings, Inc. (the “Company”).  This letter sets forth the Company’s responses to your comments.  The Company is filing herewith, through EDGAR, an amendment of the Company’s Registration Statement (“Amended Registration Statement”) in response to your comments.  In order to assist you in your review of the amendment, we will respond to each of the comments contained in your letter in the order presented.  All initially capitalized terms in this letter have the same meanings given them in the amendment, unless the context otherwise requires.

Your comments and the Company’s responses to them are as follows:

Amendment No. 1 to Registration Statement on Form S-1

Summary of Risk Factors, page 8

1. We note your disclosure here that your development will depend upon, among other factors, your relationship with medical partners in the surgical industry. Such disclosure appears inconsistent with your disclosure elsewhere throughout that the Company’s present business strategy is focused on oil and gas exploration and investment. Please revise or advise.

The Summary of Risk Factors has been revised.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

2. Revise to provide information that describes your results of operations and liquidity and capital resources for six months ended October 30, 2021 as compared to the same period of the prior year. Your revised disclosure should include a discussion and analysis of the financial statements and other statistical data that enhances a reader’s understanding of your financial condition, cash flows, and other changes in financial condition and results of operations. Refer to Item 303(c) of Regulation S-K.

The results of operations and liquidity and capital resources has been revised to disclose the requested information.

Market for Common Equity and Related Stockholder Matters, page 27

3. Revise to state the range of high and low bid information for any subsequent interim period for which financial statements are included. See Item 201 of Regulation S-K.

The Market for Common Equity and Related Stockholder Matters has been revised as directed.

Description of Business

Oil and Natural Gas Data

Reserves Presentation, page 35

4. Revise your disclosure to clearly state that the reserves estimates as of April 30, 2021 were independently evaluated (or audited) by Mire Petroleum Consultants, if true. This comment also applies to the disclosure indicating that the reserves as of April 30, 2021 are based on reserve reports prepared by management on page 36 and to expanding the disclosure under “Experts” on page 60.

The Description of Business Oil and Natural Gas Data Reserves Presentation has been revised to disclose the requested information.

5. If Mire Petroleum Consultants prepared or conducted an audit of the reserves estimates as of April 30, 2021, file a copy of the reserves report and a consent from the third party engineer as exhibits to your Registration Statement on Form S-1. Refer to Item 1202(a)(8) of Regulation S-K, the disclosure requirements for the reserves report pursuant to Items 1202(a)(8)(i) through (a)(8)(x) of Regulation S-K, and Item (601)(b)(23) of Regulation S-K regarding consents, respectively.

Mire Petroleum Consultants did not prepare an audit, but did review management’s estimate reports.  A copy of this review report and consent has been filed as Exhibit 10.2 to this Registration Statement on Form S-1.

Proved Reserves, page 35

6. Revise the tabular presentation provided on page 36 to remove the line item “Total Proved.” The figures in this line item appear to represent the arithmetic summation of information relating to the individual estimates from the proved, probable and possible reserve categories. Refer to question 105.01 in the Compliance and Disclosure Interpretations (C&Dis”) regarding Oil and Gas Rules.

The line item “Total Proved” has been removed from the tabular presentation as directed.

7. Revise your disclosure to reconcile the figures and related units of measurement applicable to the reserves presented throughout the Registration Statement on Form S-1. For example, the estimated net quantities of proved developed reserves as of April 30, 2021 are disclosed as 29,590 MBbls of oil and 123,770 MMcf of natural gas in the third paragraph of the discussion on page 36; however these same estimates appear to be disclosed in the tabular presentation on that page as 29.6 MBbls of oil (“MBO”) and 123.6 Mcf of natural gas.

The figures and related units of measurement to the reserves have been revised as directed.

Security Ownership, page 50

8. Please revise to provide information as of a recent practicable date. See Item 403 of Regulation S-K.

The security ownership table has been revised to be as of March 14, 2022.

Plan of Distribution – Selling Stockholders, page 52

9. Please briefly describe how your selling stockholders, other than GHS Investments, LLC, acquired their shares of common stock offered for resale.

The following sentence has been added:

The selling stockholders acquired the shares of common stock in exchange for cash pursuant to one or more private placements, as payment for mineral rights or in exchange for services as indicated in the footnotes to the table below.

Note to the Consolidated Financial Statements

14. Reserve and Related Financial Data-Unaudited, page F-10

10. Revise the tabular disclosure of the proved developed and proved undeveloped reserves by individual product type at the beginning and at the end of the period and the changes therein to present the net quantities of such reserves, e.g. amounts attributable to your net revenue interests. Refer to the disclosure requirement under FASB ASC 932-235-50-4 and the individual change categories used in the reserves reconciliation under FASB ASC 932-235-50-5(a) through 50-5(f) as illustrated in Example 1 of FASB ASC 932-235-55-2.

The tabular disclosure of the proved developed and proved undeveloped reserves has been revised as directed.

Exhibits

11. We note you are incorporated in the State of Nevada; however, your legality opinion opines as to the Federal law of the United State of American and the General Corporation Law of the State of Delaware. Please have counsel revise the legal opinion to opine as to the laws of the state in which you are incorporated.

The legal opinion has been revised as directed.

12. We note that the exhibit in your January 24, 2022 Amendment No. 1 indicates that your Amended and Restated Articles of Incorporation were previously filed; however, they do not appear to have been filed with your January 21, 2022 Form S-1. Please file a copy of your Amended and Restated Articles of Incorporation. Refer to Item 601(b)(3)(i). Also, please file a complete copy of the Securities Purchase Agreement at Exhibit 10.1. In that regard, we note that certain attachments in the agreement appear omitted.

A copy of our Amended and Restated Articles of Incorporation has been filed as directed, and a complete copy of the Securities Purchase Agreement at Exhibit 10.1 has been filed as directed.

General

13. Your Summary of Risk Factors indicates, at page 8, that you qualify as an emerging growth company. Revise your disclosure or please provide an analysis explaining why you are an emerging growth company.

The Summary of Risk Factors has been revised to remove this disclosure.

14. Please revise your beneficial ownership and selling shareholder tables, at pages 51 and 53, respectively, to disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by the entities named in the table.

The beneficial ownership and selling shareholder tables have been revised as directed.

Thank you again for your direction and assistance in this matter.  Please contact me with any additional questions or comments.

Sincerely,

CARMAN LEHNHOF ISRAELSEN

J. Martin Tate, Esq.